11016948

SECURI… …ON
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36323 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carthage Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

196 East Main Street, Suite 3A
(No. and Street)

| Huntington | New York | 11743 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix McCarthy — (631) 385-2000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

| 350 Motor Parkway, Suite 110, | Hauppauge | New York | 11788 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Felix McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carthage Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GEORGE H. BROOKS
Notary Public - State of New York
No. 01BR5041254
Qualified in Suffolk County
Commission Expires 3/26/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMINITI & COGLIATI, CPAs, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

**Independent auditors' report**

To the Stockholder of
Carthage Group, Inc.

We have audited the accompanying statements of financial condition of Carthage Group, Inc. as of December 31, 2010 and 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carthage Group, Inc., as of December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

*Caminiti & Cogliati, CPAs, LLP*

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
January 20, 2011

# CARTHAGE GROUP, INC.
# STATEMENTS OF FINANCIAL CONDITION
# DECEMBER 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 199,067 | $ 173,538 |
| Deposit-clearing organization (Note 2) | 25,085 | 25,008 |
| Accounts receivable (Note 3) | 39,030 | 48,957 |
| Prepaid expenses | 5,724 | 5,647 |
| **Total current assets** | 268,906 | 253,150 |
| Property and equipment, net (Note 4) | 48,415 | 6,884 |
| Other assets: | | |
| Security deposit | 900 | 900 |
| **Total assets** | $ 318,221 | $ 260,934 |
| **Liabilities and stockholder's equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 8,066 | $ 10,747 |
| Accrued pension payable (Note 5) | 34,338 | 21,396 |
| Payroll taxes payable | 2,906 | 1,267 |
| Franchise tax payable | 300 | 300 |
| **Total current liabilities** | 45,610 | 33,710 |
| Stockholder's equity: | | |
| Common stock, no par value, 200 shares authorized; 50 shares issued and outstanding | 4,000 | 4,000 |
| Retained earnings | 268,611 | 223,224 |
| **Total stockholder's equity** | 272,611 | 227,224 |
| **Total liabilities and stockholder's equity** | $ 318,221 | $ 260,934 |

See accompanying independent auditors' report
and notes to financial statements.

## 1. Summary of significant accounting policies

### Nature of business

Carthage Group, Inc. is a corporation organized under the laws of the State of New York, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

### FASB Accounting Standards Codification

FASB launched FASB Accounting Standards Codification (ASC) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards documents are superseded as described in FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. All other accounting literature not included in the Codification is nonauthoritative.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

### Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

### Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

## 1. Summary of significant accounting policies (continued)

### Fair value of financial instruments

The Company applies generally accepted accounting principles (GAAP) for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

### Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

### Property and equipment

Property and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method and accelerated methods over the estimated useful lives of the assets.

### Income taxes

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

1. **Summary of significant accounting policies (continued)**

**Advertising**
The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the years ended December 31, 2010 and 2009 was $1,279 and $1,048, respectively.

**Subsequent events**
In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2010) have been evaluated through January 20, 2011, which is the date the financial statements were available to be issued.

2. **Deposits-clearing organization**
The Company has a clearing agreement with a clearing agent, First Clearing LLC. As part of the agreement, the company is required to maintain at all times, a minimum balance of $25,000 in the account. The clearing agent pays interest on the cash deposited in the deposit account in accordance with its then accepted free credit balance interest rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company after any and all customer accounts have been either transferred to a new clearing agent or transferred directly to the customer.

3. **Accounts receivable**
Accounts receivable, $39,030 for 2010 and $48,957 for 2009, were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

**4. Property and equipment**

Property and equipment are summarized as follows:

| | 2010 | 2009 |
|---|---|---|
| Vehicle | $ 48,216 | $ -- |
| Furniture and equipment | 27,423 | 27,423 |
| | 75,639 | 27,423 |
| Less: accumulated depreciation | (27,224) | (20,539) |
| | $ 48,415 | $ 6,884 |

Depreciation expense for the years 2010 and 2009 amounts to $6,685, and $2,291, respectively.

**5. Pension plan**

The Company has a simplified employee pension plan, which covers all employees who meet the plan's eligibility requirements. Pension expense for the year ended December 31, 2010 and 2009, was $54,338 and $51,396, respectively.

**6. Net capital**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2010 and 2009, the Company had net capital of $217,572 and $213,793, respectively, which was $167,572 and $163,793 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.20963 to 1 and 0.15768 to 1 as of December 31, 2010 and 2009, respectively.

**7. Commitments**

The Company rents office space month to month in Huntington, New York at the rate of $1,378.50 per month. The total rent expense for the years ended December 31, 2010 and 2009 was $16,541, respectively.

# CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

**Independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation**

Carthage Group, Inc.
Huntington, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Carthage Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Carthage Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carthage Group, Inc.'s management is responsible for Carthage Group Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Caminiti & Cogliati, CPAs, LLP*

Caminiti & Cogliati, CPAs LLP

Hauppauge, New York
January 20, 2011